UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

(Final Amendment)

GeoPark Limited

(Name of Issuer)

Common shares, par value $0.001 per share

(Title of Class of Securities)

G38327105

(CUSIP Number)

Brian Coad

Cartica Management, LLC

1775 I Street NW, Suite 900

Washington, D.C.

(202) 741-3677

(Name, Address and Telephone Number of person Authorized to Receive Notices and Communications)

May 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 204.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38327105	13D/A	Page 1 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 2 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 3 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Capital Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 4 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Corporate Governance Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 5 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Ultimate GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. G38327105	13D/A	Page 6 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Master GP GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 7 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP Master GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 8 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Investors II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. G38327105	13D/A	Page 9 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Cayman Islands Exempted Company)

CUSIP No. G38327105	13D/A	Page 10 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Corporate Governance Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. G38327105	13D/A	Page 11 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Delaware Limited Liability Company)

CUSIP No. G38327105	13D/A	Page 12 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cartica Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G38327105	13D/A	Page 13 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Steven J. Quamme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G38327105	13D/A	Page 14 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Teresa C. Barger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G38327105	13D/A	Page 15 of 23

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Farida Khambata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,151
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,151
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 59,535,614 Shares outstanding as of December 31, 2015, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 15, 2016.

CUSIP No. G38327105	13D/A	Page 16 of 23

This Amendment No. 2 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed on February 18, 2014 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on August 14, 2015 (“Amendment No. 1”), by the Reporting Persons (as defined below). This Amendment No. 2 is the final amendment to the Original Filing and constitutes an exit filing for each of the Reporting Persons.

Item 1. Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the Common shares, par value $0.001 per share (the “Shares”), of GeoPark Limited, a Bermuda company (the “Issuer”).

The address of the Issuer’s principal executive offices is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Cartica Investors, L.P., a Cayman Islands exempted limited partnership (“Investors I”), Cartica Investors II, L.P., a Delaware limited partnership (“Investors II”), Cartica Capital Partners Master, L.P., a Cayman Islands exempted limited partnership (“Capital Partners Master”), Cartica Corporate Governance Fund, L.P., a Delaware limited partnership (“Governance Fund”), CCP Ultimate GP, LLC, a Delaware limited liability company (“Ultimate GP”), CCP Master GP GenPar, L.P., a Delaware limited partnership (“Master GP GenPar”), CCP Master GP, L.P., a Delaware limited partnership (“Master GP”), Cartica Investors II GP, LLC, a Delaware limited liability company (“Investors II GP”), Cartica Capital Partners GP, Ltd., a Cayman Islands exempted company (“Capital Partners GP”), Cartica Corporate Governance Fund GP, LLC, a Delaware limited liability company (“Governance GP”), Cartica Management, LLC, a Delaware limited liability company (“Management LLC”), Cartica Management, L.P., a Cayman Islands exempted limited partnership (“Management L.P.”), Steven J. Quamme, Teresa C. Barger and Farida Khambata (the foregoing entities and person(s) collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

The general partner of Investors I is Capital Partners GP. Capital Partners GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP.

The general partner of Investors II is Investors II GP. Investors II GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP.

The general partner of Capital Partners Master is Capital Partners GP. Capital Partners GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP.

The general partner of Governance Fund is Governance GP. Governance GP is wholly owned by Master GP. The general partner of Master GP is Master GP GenPar. The general partner of Master GP GenPar is Ultimate GP.

CUSIP No. G38327105	13D/A	Page 17 of 23

Management LLC is party to a subadvisory agreement with Management L.P. Management L.P. is a party to investment advisory agreements with Investors I, Investors II, Capital Partners Master and Governance Fund.

Steven J. Quamme, Teresa C. Barger and Farida Khambata directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control Investors I, Investors II, Capital Partners Master, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Capital Partners GP, Governance GP, Management LLC and Management L.P. Steven J. Quamme, Teresa C. Barger and Farida Khambata are members of Ultimate GP.

(b)	The business address of each of Investors II, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Capital Partners GP, Governance GP, Management LLC, Management L.P., Steven J. Quamme, Teresa C. Barger and Farida Khambata is 1775 I Street NW, Suite 900, Washington, D.C. 20006. The business address of each of Investors I and Capital Partners Master is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Ave., George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)	The principal business of Investors I is to pursue investments. The principal business of Investors II is to pursue investments. The principal business of Capital Partners Master is to pursue investments. The principal business of Governance Fund is to pursue investments. The principal business of Ultimate GP is to act as the general partner of Master GP GenPar. The principal business of Master GP GenPar is to act as general partner of Master GP. The principal business of Master GP is to invest in Investors II GP, Capital Partners GP and Governance GP. The principal business of Investors II GP is to act as general partner of Investors II. The principal business of Capital Partners GP is to act as general partner of Investors I and Capital Partners Master. The principal business of Governance GP is to act as general partner of Governance Fund. The principal business of Management LLC is to provide investment advice pursuant to its subadvisory agreement with Management L.P. The principal business of Management L.P. is to provide investment advice to Investors I, Investors II, Capital Partners Master and Governance Fund pursuant to its investment advisory agreements with those entities. Steven J. Quamme is a member of Ultimate GP and served as a director of Issuer until his resignation on March 19, 2015. Teresa C. Barger is a member of Ultimate GP. Farida Khambata is a member of Ultimate GP.

(d)	During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons or any of the natural persons described in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Investors II, Governance Fund, Ultimate GP, Master GP GenPar, Master GP, Investors II GP, Governance GP and Management LLC are organized under the laws of Delaware. Investors I, Capital Partners Master, Capital Partners GP and Management L.P. are organized under the laws of the Cayman Islands. Steven J. Quamme, and Teresa C. Barger are United States citizens. Farida Khambata is a Canadian citizen.

CUSIP No. G38327105	13D/A	Page 18 of 23

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons other than Farida Khambata are deemed to beneficially own an aggregate of 0 Shares and Farida Khambata is deemed to beneficially own an aggregate of 75,151, as detailed in Item 5. Farida Khambata acquired 75,151 Shares prior to the Issuer’s initial public offering in the United States (“IPO”) in various open market transactions on the AIM market of the London Stock Exchange with personal funds. The purchase price of the Shares acquired personally by Farida Khambata was $487,496.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes. With the exception of the Shares acquired personally by Farida Khambata, the Reporting Persons disposed of their investment in the Shares of the Issuer on May 11, 2016 through regular portfolio management activities.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment each of the Reporting Persons other than Farida Khambata is the record owner of 0 Shares and Farida Khambata is the record owner of 75,151 Shares, representing approximately 0.1% of the outstanding Shares.*

(b)

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Investors I	0	0	0	0.0%
Investors II	0	0	0	0.0%
Capital Partners Master	0	0	0	0.0%
Governance Fund	0	0	0	0.0%
Ultimate GP	0	0	0	0.0%
Master GP GenPar	0	0	0	0.0%
Master GP	0	0	0	0.0%
Investors II GP	0	0	0	0.0%
Capital Partners GP	0	0	0	0.0%
Governance GP	0	0	0	0.0%
Management LLC	0	0	0	0.0%
Management L.P.	0	0	0	0.0%
Steven J. Quamme	0	0	0	0.0%
Teresa C. Barger	0	0	0	0.0%
Farida Khambata	75,151	0	75,151	0.1%

*	Based on 59,535,614 Shares outstanding as of December 31, 2015, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 15, 2016.

CUSIP No. G38327105	13D/A	Page 19 of 23

(c) As detailed in Annex A to this Amendment, on May 11, 2016, the Reporting Persons disposed of their investment in 9,690,972 Shares through an open market transaction and Steven J. Quamme sold 20,236 Shares owned personally by him through an open market transaction.

(d) Not applicable.

(e) As a result of the sales described in Item 5(c) of this Schedule 13D, on May 11, 2016, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding Shares of the Issuer.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement. Prior to the Issuer’s IPO, Steven J. Quamme and Management LLC entered into lock-up agreements with J.P. Morgan Securities LLC, pursuant to which each of these persons or entities was prohibited from engaging in certain transactions for a period of 180 days after the date of the IPO prospectus. This period expired August 5, 2014.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated February 18, 2014 (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Schedule 13D filed on February 18, 2014).

7.2	Power of Attorney, dated February 18, 2014 (incorporated by reference to Exhibit 7.2 to the Reporting Persons’ Schedule 13D filed on February 18, 2014).

7.3	Lock-Up Agreement, dated February 6, 2014 (incorporated by reference to Exhibit 7.3 to the Reporting Persons’ Schedule 13D filed on February 18, 2014).

7.4	Joinder to Joint Filing Agreement, dated August 14, 2015, by Governance GP (incorporated by reference to Exhibit 7.3 to the Reporting Persons’ Schedule 13D filed on August 14, 2015).

7.5	Power of Attorney, dated August 14, 2015, by Governance GP (incorporated by reference to Exhibit 7.3 to the Reporting Persons’ Schedule 13D filed on August 14, 2015).

CUSIP No. G38327105	13D/A	Page 20 of 23

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2016

CARTICA INVESTORS, L.P.
By:	Cartica Capital Partners GP, Ltd.,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA INVESTORS II, L.P.
By:	Cartica Investors II GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Authorized Signatory

CARTICA CAPITAL PARTNERS MASTER, L.P.
By:	Cartica Capital Partners GP, Ltd.,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA CORPORATE GOVERNANCE FUND, L.P.
By:	CCP Master GP, L.P.,
its general partner
By:	CCP Master GP GenPar, L.P.,
its general partner
By:	CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CCP ULTIMATE GP, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CUSIP No. G38327105	13D/A	Page 21 of 23

CCP MASTER GP GENPAR, L.P.
By:	CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CCP MASTER GP, L.P.
By:	CCP Master GP GenPar, L.P.,
its general partner
By:	CCP Ultimate GP, LLC,
its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CARTICA INVESTORS II GP, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Authorized Signatory

CARTICA CAPITAL PARTNERS GP, LTD.

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

CARTICA CORPORATE GOVERNANCE FUND GP, LLC

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Authorized Signatory

CARTICA MANAGEMENT, LLC
By:	SJQ Cartica, LLC, its member

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Member

CUSIP No. G38327105	13D/A	Page 22 of 23

CARTICA MANAGEMENT, L.P.
By:	Cartica Management GenPar, L.P., its general partner
By:	Cartica Management Ultimate GenPar, Ltd., its general partner

By:	/s/ Steven J. Quamme
Name: Steven J. Quamme
Title: Director

STEVEN J. QUAMME

By:	/s/ Steven J. Quamme
Steven J. Quamme

TERESA C. BARGER

By:	/s/ Steven J. Quamme
Steven J. Quamme, as attorney-in-fact for Teresa C. Barger

FARIDA KHAMBATA

By:	/s/ Steven J. Quamme
Steven J. Quamme, as attorney-in-fact for Farida Khambata

CUSIP No. G38327105	13D/A	Page 23 of 23

ANNEX A

Transactions in Shares of Issuer by Reporting Persons in Past Sixty Days

Party Effect Transaction	Date	Buy/ Sell	Shares Involved	Price Per Share	How Effected
Cartica Investors, L.P.*	5/11/16	Sell	3,910,928	$2.20	Open Market
Cartica Investors II, L.P.*	5/11/16	Sell	1,382,150	$2.20	Open Market
Cartica Capital Partners Master, L.P.*	5/11/16	Sell	2,731,159	$2.20	Open Market
Cartica Corporate Governance Fund, L.P.*	5/11/16	Sell	1,666,735	$2.20	Open Market
Steven J. Quamme	5/11/16	Sell	20,236	$2.21	Open Market

*	All of the Shares owned of record by Cartica Investors, L.P., Cartica Investors II, L.P., Cartica Capital Partners Master, L.P. and Cartica Corporate Governance Fund, L.P. were sold in a single block trade on the open market.